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                               EXHIBIT 99(c)


               FORM OF LETTER TO EXISTING PLAN PARTICIPANTS


     Re:       Firstbank Corporation
               Dividend Reinvestment Plan

Dear Shareholder:

          Enclosed is a new prospectus and summary brochure describing our Dividend Reinvestment Plan. As you know, the Plan provides shareholders with the opportunity to increase their investment in the Corporation conveniently and economically through reinvestment of dividends. The new prospectus and summary brochure reflect changes to the Plan to increase the number of shares available for issuance under the Plan and to update the Plan as highlighted below:

          -- Participants in the Plan may now invest in shares of stock under the Plan by making optional cash payments of not less than $100 per cash payment, up to a maximum of $2,500 per calendar quarter. The purchase price of shares purchased with optional cash payments will be 100% high bid quotation for the stock as reported by the NASDAQ Bulletin Board.

          -- Shares will be purchased on a monthly "investment date" with the funds received for reinvested dividends and optional cash payments.

          Please read the enclosed prospectus carefully. It presents the terms of the Plan, as modified, in a question and answer format.

          The Agent of the Plan is Bank of Alma (Firstbank Corporation Dividend Reinvestment Plan, 311 Woodworth Avenue, Alma, Michigan 48801;
Telephone: (517) 463-3131). If you have any questions concerning the Plan, please contact Bank of Alma.

          We appreciate your continued interest in Firstbank Corporation.

                                   Sincerely,



                                   John A. McCormack
                                   President, Chief
                                     Executive Officer,
                                      and Director